EXHIBIT 99.1

News for Immediate Release

Electrovaya and Sumitomo Corporation Power & Mobility Enter into Supply Agreement for Electrovaya Lithium Ion Battery Products

Sumitomo Corporation Power & Mobility, a 100% subsidiary of Sumitomo Corporation and Electrovaya have expanded their sales partnership with a formal supply agreement with the intention to supply battery modules to a leading Japanese construction equipment OEM

Toronto, Ontario – April  29, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a lithium ion battery technology and manufacturing company, today announced the establishment of a Supply Agreement with Sumitomo Corporation Power & Mobility (“SCPM”), a 100% subsidiary of Sumitomo Corporation (TYO: 8053). The Supply Agreement will initially cover the supply of battery modules to leading Japanese construction equipment manufacturers. The Supply Agreement will also be used for any subsequent contracts. Together, the partners have begun introducing Electrovaya battery products to multiple OEMs and potential customers, primarily in the Asia-Pacific region.

“We are excited to work with Electrovaya who has unique and specific character of Lithium Ion Battery products. We are ready to work together for our future growth with Electrovaya” said SCPM.

“We are very pleased with the growing relationship with Sumitomo Corporation Power and Mobility and are excited about the opportunities that we are jointly working towards,” said Dr. Raj DasGupta, CEO of Electrovaya. “We believe that our competitive advantages with respect to safety and cycle life continue to provide a key benefit for heavy duty electrified applications. SCPM is well connected to major OEMs and customers and we believe the relationship greatly enhances the Company’s sales reach and ability to serve these large market opportunities.”

For more information, please contact:

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Sumitomo Corporation Power & Mobility Co., Ltd.

Sumitomo Corporation Power & Mobility Co., Ltd. is developing a wide variety of businesses around the world related to "building next-generation mobility systems and social infrastructure" by utilizing the abundant experience and know-how of the Sumitomo Corporation Group and its international network. Major businesses include the (1) Trade in automobiles / automobiles related products, rolling stocks, etc., and electric power project facilities, (2) Overseas automotive supply chain management, (3) Development and implementation of social infrastructure projects such as electric power and railroad, (4) Development of new business in the mobility field.

For details, please access: https://www.sc-pmco.com/en/

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, uncommitted accordions and revenue growth forecasts for the fiscal year ending September 30, 2024 . Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” , “opportunities” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. This includes statements with respect to the Company’s intention to supply battery products to construction equipment customers and develop new OEM opportunities in the Asia Pacific Region. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.